Exhibit 21.1

List of Subsidiaries

Name	Jurisdiction
Targanta Therapeutics Inc.	Canada

Targanta Therapeutics (Ontario), Inc.	Canada

Targanta Holdings, Inc.	Delaware

Targanta Development, L.P.	Cayman Islands

Targanta Research, LLC	Delaware

Targanta Netherlands B.V.	Netherlands

Targanta Securities Corporation	Massachusetts